FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 8, 2015

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X                                          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated January 8, 2015 – ARM Holdings plc Announces Appointment of Chris Kennedy as Chief Financial Officer (CFO)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 8, 2015

ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name:	Tim Score
Title:	Chief Financial Officer

Item 1

ARM Holdings plc Announces Appointment of Chris Kennedy as Chief Financial Officer (CFO)

Cambridge, UK, 8 January 2015 - ARM Holdings plc [(LSE: ARM); (NASDAQ: ARMH)], the world's leading semiconductor intellectual property (IP) supplier, is pleased to announce the appointment of Chris Kennedy as CFO.  Chris will succeed Tim Score, who continues as CFO, following the announcement of his retirement at the company’s Annual General Meeting on 1 May 2014.

Chris brings to ARM more than 20 years of international experience in senior finance roles in a broad range of sectors, most recently at easyJet plc where he has served as CFO and member of the Board since 2010.  During his time at easyJet he was a key part of the management team that transformed easyJet’s performance.  Prior to easyJet Chris worked at EMI plc.   He was appointed to the Board of EMI’s holding company, Maltby Ltd., in 2008 as CFO and then Chief Investment Officer.

Simon Segars, CEO of ARM Holdings plc, said, “I am delighted to welcome Chris as CFO. His global experience in building great businesses will be very valuable as we execute our strategy of investing in technology for long term growth and creating superior returns for our shareholders.”

Chris Kennedy will be joining the Board of ARM Holdings plc as a director and CFO, once he has completed his commitments at easyJet.  A further announcement will be made in due course.

There are no disclosures pursuant to paragraphs 9.6.13(1) to 9.6.13(6) of the Listing Rules in relation to this appointment.